Exhibit 7.1
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions of Korean Won)

	2003	2004	2005	2006	2007
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	2,751,793	5,336,018	5,468,465	4,238,167	4,856,298
Fixed charges:
Interest expenses and amortization of debt discount and premium on all indebtedness, etc.	251,441	193,694	149,417	183,392	240,062
Appropriate portion of rentals	1,994	375	488	234	112

Total fixed charges	253,435	194,069	149,905	183,626	240,174

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	2,986,899	5,507,014	5,638,149	4,403,034	5,000,803

Ratio of earnings to fixed charges under Korean GAAP	11.79	28.38	37.61	23.98	20.82
Ratio of earnings to fixed charges under US GAAP	11.79	25.71	38.27	24.40	20.73